Exhibit 99.1

6 October 2025

MAC Copper Limited Provides Closing Timetable for Scheme with Harmony

ST. HELIER, Jersey – (BUSINESS WIRE) – MAC Copper Limited ARBN 671 963 198 (NYSE:MTAL; ASX:MAC)

MAC Copper Limited (NYSE:MTAL, ASX:MAC) (“MAC” or the “Company”) is pleased to provide the following update on the proposed acquisition of 100% of the issued share capital in MAC by Harmony Gold (Australia) Pty Ltd (a wholly owned subsidiary of Harmony Gold Mining Company Limited (JSE:HAR, NYSE:HMY)) (“Harmony”) by way of a Jersey law scheme of arrangement pursuant to Article 125 of the Companies (Jersey) Law 1991 (as amended) (“Scheme”).

Capitalised terms used in this announcement have the meaning given to them in the Scheme Circular, a copy of which is attached to MAC’s announcement released on 31 July 2025.

Proposed closing timetable for the Transaction

Subject to the Court making orders sanctioning the Scheme at the Court Sanction Hearing scheduled to be held at 10:00 am (Jersey time) on 9 October 2025, the proposed closing timetable for the Transaction is as follows:

Event	Date and time (Jersey time)[1]
Conversion of MAC CDIs into MAC Shares ceases	4:00 pm (Sydney time) on 9 October 2025
Conversion of MAC Shares into MAC CDIs ceases	4:00 pm (New York time) on 9 October 2025
Effective Date	10 October 2025
Last day of dealings in MAC CDIs on the ASX[2]	10 October 2025 (close of trading on the ASX)
Last day of dealings in MAC Shares on the NYSE[3]	10 October 2025 (close of trading on the NYSE)
Suspension of quotation of MAC CDIs on the ASX	13 October 2025 (before trading opens on the ASX)
Initiate delisting of MAC Shares from the NYSE[4]	14 October 2025 (before trading opens on the NYSE)
Scheme Record Time	5:00 pm (New York time) on 17 October 2025 for Scheme Shareholders 7:00 pm (Sydney time) on 17 October 2025 for MAC CDI Holders
Complete delisting of MAC Shares from the NYSE	24 October 2025
Implementation Date	24 October 2025
Consideration payment date to DTC for further payment by DTC participants to beneficial owners holding MAC Shares within DTC	27 October 2025
Consideration payment date for MAC Shares held outside DTC	31 October 2025
Consideration payment date for MAC CDIs	31 October 2025
Delisting of MAC from the ASX	3 November 2025

1 All dates and times are based on MAC and Harmony’s current expectations and are subject to change. If any of the dates and/or times in this timetable change materially, the revised dates and/or times will be published by a public announcement filed with, or furnished to, the SEC and released to the ASX and by making such announcement available on MAC’s website at www.maccopperlimited.com.

2 MAC CDI Holders may sell their MAC CDIs on the ASX until ASX market close on October 10, 2025 (at which point the ASX is expected to halt and suspend trading in MAC CDIs before start of trade on ASX on October 13, 2025).

3 Shareholders may sell their MAC Shares on the NYSE until NYSE market close on October 10, 2025 (at which point the NYSE is expected to halt and cease trading in MAC Shares).

4 NYSE files a Delisting Application (Form 25-NSE) with the SEC.

MAC Copper Limited maccopperlimited.com	3rd Floor, 44 Esplanade, St Helier, Jersey, JE4	Page 1

Payment of Scheme Consideration

The Scheme Consideration will be paid to each Scheme Shareholder (excluding CDN) and MAC CDI Holder entitled to receive the Scheme Consideration pursuant to the Scheme in the ordinary course and in accordance with any valid existing payment instructions held by the Share Registry and CDI Registry (as applicable) at the Scheme Record Time. Accordingly, such payments will be made as follows:

●	payments to Scheme Shareholders who hold their MAC Shares through DTC will be made in U.S. dollars in accordance with the individual arrangements between the Scheme Shareholders and their respective brokers, banks, trustees, custodians or other nominees;

●	payments to Scheme Shareholders will otherwise be made as follows:

−	if a Scheme Shareholder has, before the Scheme Record Time, provided the Share Registry with wire instructions in accordance with the requirements of the Share Registry, paying, or procuring the payment of, the relevant amount in U.S. dollars, by electronic means in accordance with that instruction; or

−	dispatching, or procuring the dispatch of, a cheque drawn on a U.S. bank in U.S. dollars for the relevant amount to the Scheme Shareholder by prepaid ordinary post to their registered address, such cheque being drawn in the name of the Scheme Shareholder; and

●	payments to MAC CDI Holders will be made as follows:

−	if a MAC CDI Holder has, before the Scheme Record Time, made a valid election in accordance with the requirements of the CDI Registry to receive dividend payments from MAC by electronic funds transfer to a bank account nominated by the MAC CDI Holder, by paying, or procuring the payment of, the relevant amount in Australian dollars by electronic means in accordance with that election;

−	by dispatching, or procuring the dispatch of, a cheque drawn on an Australian bank in Australian dollars for the relevant amount to the MAC CDI Holder by prepaid ordinary post to their registered address, such cheque being drawn in the name of the MAC CDI Holder; or

−	Global Wire Payment Service, if a MAC CDI Holder has elected to receive payments electronically in their local currency using the CDI Registry’s Global Wire Payment Service.

Further details concerning the payment of the Scheme Consideration to Scheme Shareholders (other than CDN) and MAC CDI Holders is set out in section 15 of Part II (Explanatory Statement) of the Scheme Circular.

Further information

If, after reading the Scheme Circular, you have any questions about the payment of the Scheme Consideration, please contact MAC’s Share Registry or CDI Registry (as applicable), at:

If you are a MAC Shareholder Call toll-free in US: +1 (800) 662-5200 Outside of US: +1 (203) 658-9400	If you are a MAC CDI Holder Within Australia: 1300 229 418 Outside Australia: +61 2 9066 4059

MAC Copper Limited maccopperlimited.com	3rd Floor, 44 Esplanade, St Helier, Jersey, JE4	Page 2

– Ends –

This announcement has been authorised for release by Mick McMullen, CEO and Director.

Contacts

Mick McMullen Chief Executive Officer & Director MAC Copper Limited investors@metalsacqcorp.com	Morné Engelbrecht Chief Financial Officer MAC Copper Limited

About MAC Copper Limited

MAC Copper Limited (NYSE:MTAL; ASX:MAC) is a company focused on operating and acquiring metals and mining businesses in high quality, stable jurisdictions that are critical in the electrification and decarbonization of the global economy.

MAC Copper Limited maccopperlimited.com	3rd Floor, 44 Esplanade, St Helier, Jersey, JE4	Page 3